UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Carbonite, Inc.

(Name of Subject Company)

Coral Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

141337105

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$895,650,483.72	$116,255.43

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 35,042,212 shares of common stock issued and outstanding and (y) the offer price of $23.00 per share (b) the product of (x) 640,114 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $23.00 per share and (y) $11.52 per share, which is the offer price of $23.00 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,873,548 shares issuable pursuant to granted and outstanding restricted stock units and (y) the offer price of $23.00 per share and (d) the product of (x) 706,065 shares issuable pursuant to granted and outstanding performance restricted stock units and (y) the offer price of $23.00 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,255.43	Filing Party: Coral Merger Sub Inc. and Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: November 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coral Merger Sub Inc., a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), with the Securities and Exchange Commission on November 25, 2019 (together with this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock of Carbonite, Inc., a Delaware corporation (“Carbonite”), par value $0.01 per share (each, a “Share”), at a price of $23.00 per Share, in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2019 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented form time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

The subsection of Section 15 of the Offer to Purchase titled “Antitrust Compliance” is amended and supplemented by adding the following at the end thereof:

“On December 3, 2019, the FTC granted early termination of the waiting period required under the HSR Act, thus ending the required waiting period with respect to the Offer and the Merger. Accordingly, the HSR Condition has now been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2019

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	EVP, CLO and Corporate Development

CORAL MERGER SUB INC.

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 25, 2019*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on November 11, 2019 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the Securities and Exchange Commission on November 12, 2019)*

(a)(5)(B)	Press Release issued by Open Text Corporation on November 25, 2019*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 25, 2019*

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 11, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 11, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(F)	Message to Carbonite, Inc. employees on November 11, 2019, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(G)	Social media posts from Open Text Corporation, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(H)	Social media post from Mark J. Barrenechea, Vice Chair, Chief Executive Officer and Chief Technology Officer of Open Text Corporation, dated November 11, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(I)	Social media post from Open Text Corporation, dated November 13, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(J)	Social media post from Savinay Berry, Senior Vice President, Cloud Service Delivery at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(K)	Social media post from Muhi Majzoub, Executive Vice President & Chief Product Officer at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(a)(5)(L)	Social media post from Brian Sweeney, Chief Human Resources Officer at Open Text Corporation, dated November 12, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 15, 2019).*

(b)(1)	Fourth Amended and Restated Credit Agreement dated as of October 31, 2019, by and among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as administrative agent, collateral agent and swing line lender and Royal Bank of Canada as documentary credit lender (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 5, 2019).*

(d)(1)	Agreement and Plan of Merger, dated as of November 10, 2019, by and among Open Text Corporation, Coral Merger Sub Inc. and Carbonite, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 12, 2019).*

(d)(2)	Confidentiality Agreement, dated as of June 21, 2019, by and between Open Text Corporation and Carbonite, Inc.*

(g)	Not applicable

(h)	Not applicable

* Previously filed